

September 24, 2013

Via E-mail
Clayton J. Haynes
Chief Financial Officer and Treasurer
Acacia Research Corporation
500 Newport Center Drive
Newport Beach, California 92660

> **Re:** **Acacia Research Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed February 28, 2013**
> **File No. 000-26068**

Dear Mr. Haynes:

We have reviewed your filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Consolidated Statements of Operations and Comprehensive Income (Loss), page F-4

1. We note your presentation of comprehensive income does not have a separate line item for comprehensive income attributable to the non-controlling interests and does not include a subtotal for other comprehensive income. Please tell us your consideration for including these line items in your presentation of comprehensive income in accordance with the guidance in ASU No. 2011-2. Please note that similar concerns apply to your Form 10-Q for the fiscal quarters ended March 31, 2013 and June 30, 2013.

Notes to Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies

Earnings Per Share – page F-13

2.   We note Article Three I.B.3 on page 11 of the 2007 Acacia Technologies Stock Incentive Plan in Exhibit 99.1 to Form S-8 filed on July 20, 2007 indicates that holders of unvested shares have full stockholder rights, including the right to receive regular cash dividends, with respect to any shares of common stock issued to the participant. We note a similar provision in the 2013 Acacia Research Corporation Stock Incentive Plan included in Annex A of the definitive proxy statement filed on April 24, 2013. Please tell us whether you consider the restricted shares and restricted stock units to be participating securities that should be included in your computation of earnings per share under the two-class method. Refer to ASC 260-10-45-61A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Eiko Yaoita Pyles, Staff Accountant, at (202) 551-3587 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief